Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 14
DATED DECEMBER 1, 2017
TO THE PROSPECTUS DATED APRIL 24, 2017
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 14 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated April 24, 2017, as previously supplemented by Supplement No. 11 dated October 30, 2017 (which superseded and replaced all prior supplements), Supplement No. 12 dated November 6, 2017 and Supplement No. 13 dated November 8, 2017. Unless otherwise defined in this Supplement No. 14, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Status of the Offering

To allow for the orderly close of our primary offering prior to its expiration, on November 27, 2017, our board of directors determined that we will cease accepting subscription agreements dated after December 31, 2017. We anticipate that we will continue to offer shares under our distribution reinvestment plan after the termination of our primary offering.

Prospectus Updates

Questions and Answers About the Offering

The following disclosure replaces the corresponding disclosure captioned “Q: What competitive advantages does the Company achieve through its relationship with Inland?,” which begins on page 3 of the prospectus.

A: We believe our relationship with Inland provides us with many benefits, including:

•	Sponsor Experience – Inland has more than forty-five years of experience in acquiring and managing real estate assets. Inland has sponsored 727 programs, including 507 private and public limited partnerships, 212 Section 1031 exchange programs and eight non-listed REITs, as of September 30, 2017.
•	Experienced Acquisition Team – Inland Real Estate Acquisitions, Inc., or “IREA,” and other affiliates of IREIC assist us in identifying potential acquisition opportunities, negotiating contracts related thereto and acquiring real estate assets on our behalf. Since January 2007, the individuals performing services for these entities have closed approximately 1,800 transactions involving real estate with an aggregate purchase price of approximately $24.4 billion.
•	Experienced Management Team – Inland’s management team has substantial experience in all aspects of acquiring, owning, managing, operating and financing real estate, including multi-family properties. As of September 30, 2017, Inland entities cumulatively owned properties located in 44 states and managed assets with a value of approximately $9.4 billion.
•	Experienced Multi-family Acquirer and Manager – Since 1968, Inland has acquired and managed over 75,000 multi-family units for an aggregate purchase price of approximately $4.7 billion throughout the United States as of September 30, 2017. In 2015 and 2016 alone, Inland acquired multi-family properties for an aggregate purchase price of approximately $1.21 billion. Currently, Inland owns and operates 58 multi-family properties throughout the United States. Mitchell Sabshon, our president and chief executive officer, has over 18 years of experience acquiring, financing and managing multi-family properties. Mr. Sabshon has been actively involved in financing and acquiring multi-family properties since 1991 at several firms, including Lehman Brothers, Goldman Sachs and GFI Capital.

•	Strong Multi-family Relationships – We believe that Inland’s extensive network of relationships with the real estate brokerage, development and investor communities enable us to successfully execute our strategies. These relationships augment our ability to identify acquisitions in off-market transactions outside of competitive marketing processes, capitalize on opportunities and capture repeat business and transaction activity. In addition, we believe that Inland’s strong multi-family relationships with the residential brokerage communities will aid in attracting and retaining tenants.
•	Centralized Resources – Substantially all of Inland’s skilled personnel, specializing in areas such as real estate management, leasing, marketing, accounting, human resources, cash management, risk management, tax and internal audit, are based at Inland’s corporate headquarters located in a suburb of Chicago.

See “Conflicts of Interest” for a discussion of certain risks and potential disadvantages of our relationship with Inland.

Prospectus Summary

The following disclosure replaces the first paragraph under the section captioned “Prospectus Summary — Summary Conflicts of Interest,” which begins on page 20 of the prospectus.

During the ten year period ended September 30, 2017, IREIC sponsored five other REITs: Retail Properties of America, Inc., referred to herein as “RPAI,” InvenTrust Properties Corp., referred to herein as “InvenTrust,” Inland Diversified Real Estate Trust, Inc., referred to herein as “Inland Diversified,” Inland Real Estate Income Trust, Inc., referred to herein as “IREIT,” and InPoint Commercial Real Estate Income, Inc., referred to herein as “InPoint.” During the same period, our sponsor, IREIC, and Inland Private Capital Corporation (formerly, Inland Real Estate Exchange Corporation), or “IPCC,” sponsored, in the aggregate, 146 real estate exchange private placement limited partnerships, Delaware statutory trusts and limited liability companies. Two of the REITs, IREIT and InPoint, are presently managed by affiliates of our Business Manager. On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite Realty Group Trust or “Kite,” a publicly traded Maryland real estate investment trust listed on the New York Stock Exchange or “NYSE” (NYSE: KRG). InvenTrust and RPAI are self-managed. Neither IREIC nor its affiliates have responsibility for the day-to-day operations of RPAI or InvenTrust. IREIC and its affiliates own shares of RPAI’s outstanding common stock, primarily acquired in the internalization of that entity in 2007. RPAI’s Class A Common Stock is listed on the NYSE under the symbol “RPAI.”

The following disclosure replaces the disclosure under the section captioned “Prospectus Summary — Compensation Paid To Affiliates of IREIC,” which begins on page 32 of the prospectus.

Compensation Paid To Affiliates of IREIC

Set forth below is a summary of the most significant fees and expenses that we have incurred as well as paid or reimbursed to affiliates of IREIC such as Inland Securities, our Business Manager and our Real Estate Manager and their respective affiliates, including the ancillary service providers, for the nine months ended September 30, 2017 and the year ended December 31, 2016.

	Nine Months Ended September 30, 2017			Year Ended December 31, 2016
Type of Compensation	Incurred	Paid	Unpaid	Incurred	Paid	Unpaid

Offering Stage
Selling Commissions	$479,583	$479,583	$—	$1,130,212	$1,130,212	$—
Dealer Manager Fee	$328,008	$328,008	$—	$678,677	$678,677	$—
Issuer Costs	$644,158	$464,350	$1,656,554	$779,131	$406,699	$1,476,746

Operational Stage
Distribution and Stockholder Servicing Fee	$236,412	$62,382	$509,356	$334,504	$18,045	$335,326
Acquisition Fees and Expenses	$200,061	$187,476	$698,835	$11,402	$15,637	$686,250
Business Management Fee	$318,609	$—	$684,604	$274,540	$—	$365,995
Real Estate Management Fee and Costs	$532,431	$485,279	$58,153	$508,717	$516,263	$11,001
Mortgage Financing Fee	$—	$—	$114,375	$—	$—	$114,375
General and Administrative Expenses	$347,966	$315,643	$112,709	$421,673	$436,526	$80,386

Prior to August 8, 2016, we were required to pay our Business Manager or its affiliates acquisition fees of 1.5% of the contract purchase price of each property and real estate-related asset we acquired, real estate sales commissions up to the lesser of (1) one-half of the customary commission paid to a third-party broker for the sale of a comparable property and (2) 1.0% of the gross sales price of the property sold, and mortgage financing fees equal to 0.25% of the amount available or borrowed under the financing or the assumed debt. Our business management agreement was subsequently amended to eliminate acquisition fees, real estate sales commissions and mortgage financing fees and accordingly, we do not have an obligation to pay our Business Manager such fees for transactions occurring on or after August 8, 2016. From December 19, 2013 (inception) to August 8, 2016, we incurred an acquisition fee of $686,250 and a mortgage financing fee of $114,375 in connection with the acquisition of our first property, and we incurred no real estate sales commissions. As of September 30, 2017, we had not yet paid any of these fees.

Expenses

Our charter requires that we monitor our expenses on a trailing 12-month basis, and states that our “total operating expenses” will be deemed to be excessive if, at the end of any quarter, they exceed for the prior trailing 12-month period, the greater of 2% of our “average invested assets” or 25% of our “net income,” each as defined in our charter. For the trailing 12 months ended September 30, 2017, our “total operating expenses” as a percentage of “average invested assets” was approximately 2.7%, which exceeded the “2%/25% guidelines.” Our board of directors, including all of our independent directors, has reviewed an analysis of our expenses and unanimously determined that the excess was justified because (i) our raising and deployment of capital has been slower than expected, (ii) we acquired only three assets to date, (iii) we owned only three assets for all or a portion of the period and (iv) we raised limited capital and the expenses incurred as a result of being a public company (including for audit and legal services, director and officer liability insurance and fees for directors) were disproportionate to our average invested assets and net income.

Risk Factors

The risk factor captioned “We rely on entities affiliated with IREIC to identify real estate assets.” on page 64 of the prospectus is hereby replaced with the following disclosure.

We rely on the real estate professionals employed by IREA and other affiliates of our sponsor to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all Programs. Other factors considered by the investment committee may include cash flow, the effect of the acquisition on portfolio diversification, the estimated income or unrelated business tax effects of the purchase, policies relating to leverage, regulatory restrictions and the capital available for investment. Our Business Manager will not recommend any investments for us unless the investment is approved for consideration in advance by Inland’s investment committee. Once an investment has been approved for consideration by Inland’s investment committee, the Programs are advised and provided an opportunity to elect to acquire the investment.

From time to time, other Programs may compete with us with respect to certain investments that we may want to acquire. Many investment opportunities that are suitable for us may also be suitable for another Program. For example, IPCC, like us, acquires and owns multi-family properties. As of September 30, 2017, IPCC owned 47 multi-family properties with an aggregate purchase price of approximately $1.9 billion. If more than one Program is interested in acquiring an investment, then the Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. We may not, therefore, be able to acquire properties that we otherwise would be interested in acquiring.

The risk factor captioned “The U.S. Department of Labor’s regulation expanding the definition of fiduciary investment advice under ERISA could impact the demand for our shares.” on page 73 of the prospectus is hereby replaced with the following disclosure.

On April 6, 2016, the U.S. Department of Labor, or the DOL, issued its final regulation addressing when a person providing investment advice with respect to an employee benefit plan or individual retirement account is considered to be a fiduciary under ERISA and the Code. The final regulation, which we refer to as the Fiduciary Rule, expands the class of advisers and the scope of investment advice that are subject to fiduciary standards under ERISA and the Code, imposing the same fiduciary standards on advisers to individual retirement accounts that have historically only applied to plans covered under ERISA. The Fiduciary Rule also contains certain exemptions that allow investment advisers to receive compensation for providing investment advice under arrangements that would otherwise be prohibited due to conflicts of interest, such as the Best Interest Contract Exemption and the Principal Transaction Exemption. On February 3, 2017, the President asked for additional review of this regulation; the results of such review are unknown. In response, on April 7, 2017, the DOL published a final rule extending the applicability date of the regulation (and accompanying exemptions) from April 10, 2017 to June 9, 2017, with full implementation to take effect on January 1, 2018. On November 29, 2017, the DOL published a final rule further delaying full implementation until July 1, 2019.

The final regulation and the accompanying exemptions are complex, and plan fiduciaries and the beneficial owners of individual retirement accounts are urged to consult with their own advisors regarding this development. The implementation of the Fiduciary Rule could (i) have negative implications on our ability to raise capital from potential investors, including those investing through individual retirement accounts; and (ii) impact our ability to raise funds from individual retirement accounts. In the near term, we believe that these changes have already created uncertainty in the industry, which has negatively impacted fundraising from individual retirement accounts for unlisted REITs and direct participation programs generally.

Prior Performance of IREIC-Sponsored Entities

The following disclosure replaces the corresponding disclosure in the section captioned “Prior Performance of IREIC-Sponsored Entities,” which begins on page 96 of the prospectus.

During the ten year period ended September 30, 2017, IREIC and its affiliates sponsored five other REITs and 146 real estate exchange private placement programs, which altogether have raised more than $9.4 billion from over 140,000 investors in offerings for which Inland Securities has served as dealer manager. During this period, the five REITs, RPAI, InvenTrust, Inland Diversified, IREIT and InPoint, raised more than $6.5 billion in the aggregate from approximately 132,000 investors. The monies raised by these IREIC-sponsored REITs represent, during the ten year period, approximately 70% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 94% of the aggregate number of investors, approximately 67% of properties purchased and approximately 74% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

We pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Manager, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Compensation Table.” The other REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, real estate managers and affiliates.

The following discussion and the Prior Performance Tables, included in the prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC for the applicable periods. Past performance is not necessarily indicative of future performance.

Summary Information

The following table provides aggregate summarized information concerning public prior programs sponsored by IREIC or its affiliates during the applicable ten year period for each program sponsored by IREIC, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. For purposes of these tables and the narrative information contained herein, we consider a program to be completed at the earlier of the time when affiliates of IREIC are no longer serving as the business manager, the program lists its shares of common stock for trading on a national exchange, sells all or substantially all of its assets or merges with a third party and is not the surviving entity in that merger. The information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans.

WE ARE NOT, BY INCLUDING THIS TABLE, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLE BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Retail Properties of America, Inc. as of September 30, 2007 (1)	InvenTrust Properties Corp. as of December 31, 2013(2)	Inland Diversified Real Estate Trust, Inc. as of March 31, 2014(3)	Inland Real Estate Income Trust, Inc. as of September 30, 2017(4)
Number of public primary offerings	2	2	1	1
Approx. aggregate amount raised from investors (5)	$4,632,263,000	$9,308,724,000	$1,188,170,000	$909,150,000
Approximate aggregate number of investors	114,900	184,000	27,620	16,700
Number of properties purchased	305	1,058	144	59
Approximate aggregate cost of properties	$7,808,015,720	$13,860,346,405	$2,328,710,000	$1,412,841,000
Percentage of properties (based on cost) that were:
Commercial—
Retail	70%	29%	78%	98%
Single-user net lease	30%	9%	14%	2%
Nursing homes	0%	0%	0%	0%
Offices	0%	4%	4%	0%
Industrial	0%	1%	2%	0%
Health clubs	0%	0%	0%	0%
Mini-storage	0%	0%	0%	0%
Multi-family residential	0%	1%	2%	0%
Student housing	0%	8%	0%	0%
Lodging	0%	48%	0%	0%
Total commercial	100%	100%	100%	100%
Land	0%	0%	0%	0%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	38%	14%	23%	13%
Existing construction	62%	86%	77%	87%

Number of properties sold in whole or in part (includes held for sale)	7	781	84	0

Number of properties exchanged	0	0	0	0

Geographic concentration (based on number of properties)
East	40%	58%	43%	28%
Midwest	17%	15%	16%	29%
South	25%	17%	33%	31%
West	18%	10%	8%	12%

(1)	With respect to RPAI, affiliates of IREIC served as the business manager until November 15, 2007, when the company internalized the functions performed by its business manager. The information contained in the chart above for RPAI is for the period from inception through the last completed quarter prior to internalization.
(2)	With respect to InvenTrust, affiliates of IREIC served as the business manager until March 12, 2014, when the company internalized the functions performed by its business manager. The information contained in the chart above for InvenTrust is for the period from inception through the last completed quarter prior to internalization.
(3)	On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite and ceased filing reports under the Exchange Act. The information contained in the chart above for Inland Diversified is for the period from inception through the last completed quarter prior to the merger for which Inland Diversified filed financial statements.
(4)	Affiliates of IREIC serve as the business manager of IREIT. IREIT commenced its public offering on October 18, 2012. IREIT completed its initial public offering on October 16, 2015.
(5)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.

During the applicable three years ended with the last full quarter prior to the completion of the program: (i) InvenTrust purchased 44 properties; (ii) IREIT purchased 37 properties (as of September 30, 2017); and (iii) Inland Diversified purchased 113 properties. Upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by InvenTrust or IREIT. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

Programs of Our Sponsor

As of September 30, 2017, Inland has sponsored 521 completed programs, including 460 private and public limited partnerships, 56 Section 1031 exchange programs and five non-listed REITs. The information set forth below relates to the four public REITs set forth above (three of which are completed) that have been sponsored by IREIC, the Company’s sponsor, in the last ten years, and two additional completed public REITs sponsored by IREIC prior to this ten-year period.

Inland Real Estate Corporation, or IRC, was formed by IREIC in May 1994. IRC acquired, owned and managed open-air shopping centers primarily in the Central and Southeastern United States. Through a total of four public offerings for which Inland Securities served as dealer manager, the last of which was completed in 1998, IRC sold a total of 51.6 million shares of common stock. IRC internalized the functions performed by the business manager and property manager on July 1, 2000. As of June 30, 2000, the last full quarter prior to the time that IRC internalized the functions performed by the business manager and property manager, the portfolio was comprised of ownership interests in 119 retail properties. On June 9, 2004, IRC listed its shares on the NYSE (NYSE: IRC) and terminated its share repurchase program.

On March 30, 2016, funds managed by DRA Advisors LLC acquired IRC through a merger. As a result of the merger, IRC is now a privately held real estate company known as IRC Retail Centers LLC and is no longer listed for trading on the NYSE.

Inland Retail Real Estate Trust, Inc., or IRRETI, was formed in September 1998. IRRETI focused on purchasing shopping centers located east of the Mississippi River in addition to single-user retail properties in locations throughout the United States. Through a total of three public offerings, the last of which was completed in 2003, IRRETI sold a total of approximately 213.7 million shares of its common stock. IRRETI internalized the functions performed by the business manager and property managers on December 29, 2004. As of September 30, 2004, the last full quarter prior to the time that IRRETI internalized the functions performed by the business manager and property managers, the portfolio was comprised of ownership interests in 274 retail properties. On January 22, 2004, the IRRETI board of directors increased the limitation on the number of shares that could be acquired by the company through the share repurchase program to 2% of the weighted average of the company’s outstanding shares as of the end of the prior calendar year. IRRETI adopted an amended and restated share repurchase program, effective March 15, 2005, and again amended and restated the program, effective February 7, 2006, each time to set the repurchase price of shares. IRRETI suspended its share repurchase program, effective October 20, 2006, and terminated the program at the time the merger with Developers Diversified Realty Corporation, now known as DDR Corp. (NYSE: DDR), was completed on February 27, 2007.

Retail Properties of America, Inc., or RPAI, was formed in March 2003. Prior to March 2012, RPAI was named Inland Western Retail Real Estate Trust, Inc. RPAI was formed to own and operate shopping centers as well as office and industrial properties. As of September 30, 2007, the last full quarter prior to the time that RPAI internalized the functions performed by the business manager, RPAI’s portfolio was comprised of 305 retail operating properties with approximately 46.2 million square feet of gross leasable area. As of September 30, 2007, RPAI had issued 452.5 million shares of common stock in its offerings.

RPAI completed its initial public offering on March 22, 2005 and completed its follow-on offering on September 9, 2005. RPAI sold a total of 250 million shares of its common stock through its “best efforts” offering. On April 5, 2012, RPAI’s Class A Common Stock began trading on the NYSE under the symbol “RPAI.”

InvenTrust Properties Corp., or InvenTrust, was formed in October 2004. InvenTrust historically focused on acquiring and managing a diversified portfolio of commercial real estate, including primarily retail, lodging and student housing properties in the United States. As of December 31, 2013, the last full quarter prior to the time that InvenTrust internalized the functions performed by the business manager, InvenTrust’s portfolio was comprised of 277 properties representing 17.0 million square feet of retail space, 19,337 hotel rooms, 8,290 student housing beds and 7.3 million square feet of non-core space, which consisted primarily of office and industrial properties.

InvenTrust completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009. InvenTrust sold a total of approximately 790.2 million shares of its common stock through its “best efforts” offering.

In its quarterly report on Form 10-Q for the quarter ended September 30, 2015, InvenTrust reported the following:

In May 2012, InvenTrust disclosed that the SEC had initiated a non-public, formal, fact-finding investigation to determine whether there had been violations of certain provisions of the federal securities laws regarding the payment of fees to InvenTrust’s former business manager and property managers, transactions with InvenTrust’s former affiliates, timing and amount of distributions paid to InvenTrust’s investors, determination of property impairments, and any decision regarding whether InvenTrust would become a self-administered REIT (the “SEC Investigation”). After a multi-year investigation, on March 24, 2015, the Staff of the SEC informed InvenTrust that it had concluded its investigation and that, based on the information received as of that date, it did not intend to recommend any enforcement action against InvenTrust.

Shortly after InvenTrust disclosed the existence of the SEC Investigation, InvenTrust received three related demands (“Derivative Demands”) by stockholders to conduct investigations regarding claims that InvenTrust’s officers, its board of directors, its former business manager, and affiliates of its former business manager breached their fiduciary duties to InvenTrust in connection with the matters that InvenTrust disclosed were subject to the SEC Investigation.

Upon receiving the first of the Derivative Demands, on October 16, 2012, the full board of directors of InvenTrust responded by authorizing the independent directors to investigate the claims contained in the first Derivative Demand, any subsequent stockholder demands, as well as any other matters the independent directors saw fit to investigate. Pursuant to this authority, the independent directors formed a special litigation committee comprised solely of independent directors to review and evaluate the alleged claims and to recommend to the full board of directors whether the maintenance of a derivative proceeding was in the best interests of InvenTrust. The special litigation committee engaged independent legal counsel and experts to assist in the investigation.

On March 21, 2013, counsel for the stockholders who made the first Derivative Demand filed a derivative lawsuit in the Circuit Court of Cook County, Illinois, on behalf of InvenTrust. The court stayed the case - Trumbo v. The Inland Group, Inc. - pending completion of the special litigation committee’s investigation.

On December 8, 2014, the special litigation committee completed its investigation and issued its report and recommendation. The special litigation committee concluded that there is no evidence to support the allegations of wrongdoing in the Derivative Demands. Nonetheless, in the course of its investigation, the special litigation committee uncovered facts indicating that certain then-related parties breached their fiduciary duties to InvenTrust by failing to disclose to the independent directors certain facts and circumstances associated with the payment of fees to InvenTrust’s former business manager and property managers. The special litigation committee determined that it is advisable and in the best interests of InvenTrust to maintain a derivative action against InvenTrust’s former business manager, property managers, and Inland American Holdco Management LLC (the “Inland Entities”). The special litigation committee found that it was not in the best interests of InvenTrust to pursue claims against any other entities or against any individuals.

On January 20, 2015, the board of directors of InvenTrust adopted the report and recommendation of the special litigation committee in full and authorized InvenTrust to file a motion to realign InvenTrust as the party plaintiff in Trumbo v. The Inland Group, Inc., and to take such further actions as are necessary to reject and dismiss claims related to allegations that the board of directors has determined lack merit and to pursue claims against the Inland Entities for breach of fiduciary duties in connection with the failure to disclose facts and circumstances associated with the payment of fees to related parties.

On March 2, 2015, counsel for the stockholders who made the second Derivative Demand filed a derivative lawsuit in the Circuit Court of Cook County, Illinois, on behalf of InvenTrust. The court entered an order consolidating the action with the Trumbo case on March 26, 2015 (the “Consolidated Action”). On September 18, 2015, the parties entered into the Stipulation and Agreement of Compromise, Settlement, and Release (the “Settlement”) to resolve all matters related to the Derivative Demands, including all claims raised in the Consolidated Action and the claims authorized by the board. The Settlement calls for a payment to InvenTrust of $7.4 million in net proceeds from Midwest Risk Management, LLC, as agent for the Inland Entities. In addition, the Settlement releases InvenTrust’s directors, officers, and former external managers and their affiliates from any liability related to the allegations asserted in the demand letters and the Consolidated Action, and any additional allegations investigated by the special litigation committee. The Settlement also results in the dismissal of the Consolidated Action with prejudice.

In its annual report on Form 10-K for the year ended December 31, 2015, InvenTrust reported the following:

On October 23, 2015, the Circuit Court of Cook County, Illinois approved the Settlement as fair, reasonable, adequate and in the best interests of InvenTrust and its stockholders. Under the terms of the Settlement, the Settlement payment was remitted to InvenTrust during the quarter ended December 31, 2015 when the time to appeal the court’s approval of the Settlement expired.

Inland Diversified Real Estate Trust, Inc., or Inland Diversified, was formed in June 2008. Inland Diversified owned a diversified portfolio of commercial real estate assets, including grocery-anchored shopping centers, necessity-based retail assets, single-tenant office and multifamily assets. Inland Diversified completed its initial public offering on August 23, 2012 and sold a total of approximately 110.5 million shares of its common stock through its “best efforts” offering. As of June 30, 2014, the last full quarter prior to the time that Inland Diversified merged with Kite, the portfolio was comprised of 57 retail properties. On July 2, 2014, Inland Diversified merged with Kite.

Inland Real Estate Income Trust, Inc., or IREIT, was formed in August 2011 and is managed by an affiliate of our sponsor. IREIT has primarily focused on acquiring retail properties. IREIT has invested in a joint venture to develop three rapid recovery healthcare facilities and may continue to invest in additional joint ventures or acquire other real estate assets such as office and medical office buildings, multi-family properties and industrial/distribution and warehouse facilities. IREIT also may invest in real estate-related equity securities of both publicly traded and private real estate companies, as well as commercial mortgage-backed securities. As of September 30, 2017, IREIT owned 59 retail properties, collectively totaling 6,860,923 square feet.

IREIT commenced its initial public offering on October 18, 2012. As of October 16, 2015, the date IREIT completed its initial public offering, IREIT had sold a total of approximately 83.9 million shares of its common stock through its “best efforts” offering and raised approximately $834 million in total gross offering proceeds. In addition, through September 30, 2017, IREIT had issued 8,102,860 shares through its distribution reinvestment plan, which it had amended, effective November 2, 2015, to offer up to 25,000,000 shares of its common stock to stockholders who elect to participate in IREIT’s amended distribution reinvestment plan. As of September 30, 2017, IREIT had repurchased 3,019,049 shares through its share repurchase program. As a result, IREIT has realized total gross offering proceeds, before offering costs, of approximately $909.2 million as of September 30, 2017.

Liquidity of Prior Programs

Each of the six public REITs described under “—Programs of Our Sponsor” above disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually, but none of these REITs specified a date or time period at which the REIT might be liquidated. The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•	Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange. On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of the property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 10% of its common stock at the time of the transaction. The board evaluated market conditions each year thereafter. IRC listed its shares on the NYSE and began trading on June 9, 2004 at a price equal to $11.95 per share. On March 30, 2016, funds managed by DRA Advisors LLC acquired IRC through a merger. The holders of shares of IRC’s common stock received $10.60 in cash for each share of the common stock owned. On May 13, 2016, IRC redeemed all of the outstanding shares of its 8.125% Series A Cumulative Redeemable Preferred Stock (“Series A Shares”) and 6.95% Series B Cumulative Redeemable Preferred Stock (“Series B Shares”) at a redemption price of $25.00 per share, plus accumulated and unpaid dividends in the amount of $0.15799 per Series A Share and $0.13514 per Series B Share. As a result of these transactions, IRC is now a privately held real estate company known as IRC Retail Centers LLC and is no longer listed for trading on the NYSE.

•	Inland Retail Real Estate Trust, Inc. IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock. The board of directors of IRRETI thereafter considered market conditions and chose not to list the common stock. IRRETI instead consummated a liquidity event by merging with DDR on February 27, 2007. As a result of the merger, IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR.
•	Retail Properties of America, Inc. RPAI stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock. On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, RPAI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 15 million shares of RPAI’s common stock, valued at $25.00 per share for purposes of the merger agreement. In December 2010, 9 million shares of common stock were transferred back to RPAI from shares of common stock issued to the owners of certain of the entities that were acquired in the merger. RPAI effectuated a ten-to-one reverse stock split of its existing common stock, and immediately following the reverse stock split, redesignated its existing common stock as Class A Common Stock. On March 21, 2012, RPAI paid a stock dividend pursuant to which each then outstanding share of its Class A Common Stock received one share of Class B-1 Common Stock, one share of Class B-2 Common Stock and one share of Class B-3 Common Stock. The terms of each Class of B Common Stock were identical in all respects to the Class A Common Stock. The Class B-1, Class B-2 and Class B-3 Common Stock automatically converted into Class A Common Stock on October 5, 2012, April 5, 2013 and October 7, 2013, respectively. RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. Also on April 5, 2012, RPAI listed a portion of its outstanding shares of Class A Common Stock on the NYSE under the symbol “RPAI.” The remaining outstanding shares of Class A Common Stock were listed on October 5, 2012, April 5, 2013 and October 7, 2013. On October 7, 2013, the date the stock was fully listed on the NYSE, the closing price of the RPAI Class A Common Stock was $13.75. On November 24, 2017, the closing price of the RPAI Class A Common Stock on the NYSE was $13.12 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to approximately $5.25 per share).
•	InvenTrust Properties Corp. In the prospectuses used in each of its “best efforts” offerings, InvenTrust disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2010. On March 12, 2014, InvenTrust entered into a series of agreements and amendments to existing agreements with affiliates of The Inland Group pursuant to which InvenTrust began the process of becoming entirely self-managed (collectively, the “Self-Management Transactions”). InvenTrust disclosed that it did not pay an internalization fee or self-management fee to The Inland Group in connection with the Self-Management Transactions.

On March 12, 2014, InvenTrust agreed with its business manager to terminate its business management agreement, hired all of its business manager’s employees, and acquired the assets necessary to conduct the functions previously performed by its business manager. As a result, InvenTrust now directly employs its executive officers and the other former employees of the business manager and no longer pays a fee or reimburses expenses to its business manager. As the first step in taking over management of all of its real estate assets (except its lodging properties, which were managed by third parties), InvenTrust hired certain employees from its property managers; assumed responsibility for performing significant property management activities for its industrial, office and retail properties, including property-level accounting, lease administration, leasing, marketing and construction functions; and amended its property management agreements to reduce its property management fees as a result of its assumption of such responsibilities. As the second step, on December 31, 2014, InvenTrust took over the remaining property management functions performed by the property managers.

InvenTrust’s shares of common stock are not listed on a national securities exchange. On May 1, 2014, InvenTrust announced that it had accepted for purchase in its tender offer, 60,665,233 shares of its common stock at a purchase price (without brokerage commissions) of $6.50 per share for an aggregate cost of approximately $394.3 million, excluding fees and expenses relating to the offer and paid by InvenTrust. As of June 30, 2014, the final number of shares repurchased, allowing for corrections, was 60,761,166 for a final aggregate cost of $394.9 million.

On February 3, 2015, InvenTrust distributed 95% of the outstanding shares of common stock of Xenia Hotels and Resorts, Inc. (“Xenia”), previously a wholly-owned subsidiary of InvenTrust, formerly known as Inland American Lodging Group, Inc., by way of a taxable pro rata special distribution to InvenTrust stockholders of record on January 20, 2015, the record date of the distribution. As a result of the special distribution, each InvenTrust stockholder received one share of Xenia common stock for every eight shares of InvenTrust common stock held by such stockholder. On February 4, 2015, Xenia completed its spin-off into a new, publicly-traded lodging REIT. As a result of the spin-off, Xenia became a self-managed REIT and listed its shares of common stock on the NYSE under the symbol “XHR.” Also on February 4, 2015 and in connection with the spin-off and listing, Xenia commenced a self-tender offer to purchase for cash up to $125 million in value of shares of Xenia’s common stock at a price not greater than $21.00 nor less than $19.00 per share, net to the seller in cash, less any applicable withholding of taxes and without interest. The tender offer expired on March 5, 2015. As a result of the tender offer, Xenia accepted for purchase 1,759,344 shares of its common stock at a purchase price of $21.00 per share, for an aggregate purchase price of $36.9 million (excluding fees and expenses relating to the tender offer). On November 24, 2017, the closing price of Xenia’s common stock on the NYSE was $21.90 per share or $2.74 for each share of InvenTrust common stock owned by the stockholder.

On April 28, 2016, InvenTrust completed the spin-off of Highlands REIT, Inc. (“Highlands”), previously a wholly-owned subsidiary of InvenTrust, and distributed 100% of the outstanding shares of common stock of Highlands by way of a taxable pro rata distribution to InvenTrust stockholders of record on April 25, 2016, the record date of the distribution. As a result of the distribution, each InvenTrust stockholder received one share of Highlands common stock for every share of InvenTrust common stock held by such stockholder. As a result of the spin-off, Highlands became a self-managed REIT. On April 28, 2016, Highlands announced that its board of directors determined an estimated share value of $0.36 per share as of April 28, 2016. On January 4, 2017, Highlands announced that its board of directors determined a new estimated share value of $0.35 per share as of December 31, 2016.

On October 27, 2016, InvenTrust announced and commenced a tender offer for the purchase of up to $200 million in value of shares of its common stock, which expired on December 1, 2016. In accordance with rules promulgated by the SEC, InvenTrust had the option to increase the number of shares of common stock accepted for payment in the tender offer by up to 2% of the then-outstanding shares of its common stock without amending or extending the tender offer. InvenTrust exercised that option and increased the tender offer by 14,186,716 shares, or $37.7 million in value, to avoid any proration for the stockholders tendering shares. As a result of the tender offer, InvenTrust accepted for purchase 89,502,449 shares of its common stock at a purchase price of $2.66 per share, for an aggregate purchase price of $238.1 million, excluding fees and expenses relating to the offer.

On May 5, 2017, InvenTrust announced that its board of directors determined an estimated share value of $3.29 per share as of May 1, 2017.

•	Inland Diversified Real Estate Trust, Inc. In the prospectus used in its “best efforts” offering, Inland Diversified disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2014. On February 9, 2014, Inland Diversified entered into an agreement and plan of merger (the “Merger Agreement”) with Kite, a publicly traded (NYSE: KRG) Maryland real estate investment trust, and KRG Magellan, LLC, a Maryland limited liability company and a direct wholly owned subsidiary of Kite (“Merger Sub”). The Merger Agreement provides for, upon the terms and conditions of the Merger Agreement, the merger of Inland Diversified with and into Merger Sub, with Merger Sub surviving the Merger as a direct wholly owned subsidiary of Kite (the “Merger”). As a result of the Merger, each share of Inland Diversified’s common stock was converted into the right to receive 1.707 newly issued shares of Kite common stock. Based on a closing price of $6.40 per share of Kite’s common stock on July 2, 2014, the Inland Diversified shares of common stock were valued at approximately $10.92 per share. On August 11, 2014, Kite effectuated a one-for-four reverse stock split of its existing common stock. On November 24, 2017, the closing price of Kite’s common stock on the NYSE was $19.36 per share (which, without giving effect to the reverse stock split, is equivalent to $4.84 per share of Kite’s common stock). Based on the closing price of Kite’s common stock on November 24, 2017, the value of each former share of Inland Diversified’s common stock was equal to approximately $8.26.
•	Inland Real Estate Income Trust, Inc. In the prospectus used in its “best efforts” offering, IREIT disclosed to its investors that its board would determine when, and if, it should pursue a liquidity event, but did not anticipate evaluating any liquidity event, including a listing on a national securities exchange, until at least 2017. The public reports filed by IREIT with the SEC do not indicate that IREIT’s board of directors had begun evaluating a liquidity event as of September 30, 2017. Subsequent to September 30, 2017, IREIT filed a Form 8-K announcing that it intends to engage an investment bank to assist it in exploring and evaluating potential strategies to better position it for future growth.

Management

The following disclosure replaces the third through seventh paragraphs under the section captioned “Management — Inland Affiliated Companies,” which begins on page 110 of the prospectus.

As of September 30, 2017, Inland had raised more than $23 billion from investment product sales to over 490,000 investors, many of whom have invested in more than one product. Inland has sponsored 727 programs, including 507 private and public limited partnerships, 212 Section 1031 exchange programs and eight non-listed REITs, as of September 30, 2017.

As of September 30, 2017, Inland entities cumulatively had approximately 1,000 employees, approximately 340 of which manage Inland’s multi-family units, owned properties in 44 states and managed assets with a value of approximately $9.4 billion. As of September 30, 2017, Inland was responsible for managing 595 properties, comprised of over 26 million square feet of commercial properties located in 44 states and 12,326 multi-family units. IREA, an affiliate of IREIC, has extensive experience in acquiring real estate for investment. Over the years, through IREA and other affiliates, Inland has acquired approximately 3,600 properties.

As of September 30, 2017, IREIC or its subsidiaries were the general partner of limited partnerships and the general manager of limited liability companies which owned approximately 44 acres of pre-development land in the Chicago area, as well as over 270,000 square feet of real property.

Inland Institutional Capital, LLC, formerly known as Inland Institutional Capital Partners Corporation, provides real estate portfolio investment and asset management services to institutional investors, institutional separate accounts and pooled investment vehicles. Since 2005, Inland Institutional Capital has facilitated the completion of transactions with a value in excess of $10.6 billion. Inland Institutional Capital is an SEC registered investment advisor.

Inland Real Estate Brokerage & Consulting, Inc., since 2000, has completed more than $1.35 billion in commercial real estate sales and leases and has been involved in the sale of more than 9,400 multi-family units and the sale and lease of over 166 million square feet of commercial property. As of September 30, 2017, another affiliate, Inland Commercial Mortgage Group, LLC (including through its predecessor), had originated more than $2.05 billion in financing on behalf of Inland entities since 2008.

Conflicts of Interest

The following disclosure replaces the corresponding disclosure under the caption “Conflicts of Interest — Conflicts of Interest — We rely on entities affiliated with IREIC to identify real estate assets.,” on page 126 of the prospectus.

We rely on the real estate professionals employed by IREA and other affiliates of IREIC to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all Programs. Other factors considered by the investment committee may include cash flow, the effect of the acquisition on portfolio diversification, the estimated income or unrelated business tax effects of the purchase, policies relating to leverage, regulatory restrictions and the capital available for investment. Our Business Manager will not recommend any investments for us unless the investment is approved for consideration in advance by Inland’s investment committee. Once an investment has been approved for consideration by Inland’s investment committee, the Programs are advised and provided an opportunity to elect to acquire the investment.

If more than one of the Programs is interested in acquiring an investment, Inland’s allocation committee determines which Program is ultimately awarded the right to pursue the investment. The allocation committee is responsible for facilitating the investment allocation process and could face conflicts of interest in doing so. From time to time, other Programs may compete with us with respect to certain investments that we may want to acquire. Many investment opportunities that are suitable for us may also be suitable for another Program. For example, IPCC, like us, acquires and owns multi-family properties. As of September 30, 2017, IPCC owned 47 multi-family properties with an aggregate purchase price of approximately $1.9 billion. In the event that an investment opportunity becomes available that is considered suitable for both us and another Program, then the Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. We may not, therefore, be able to acquire properties that we otherwise would be interested in acquiring. See “Conflicts of Interest — Investment Approval and Allocation Policies and Procedures” for additional discussion regarding our allocation and acquisition procedures.

Investment Objectives and Policies

The following disclosure replaces the disclosure under the section captioned “Investment Objectives and Policies — The Inland Platform,” which begins on page 131 of the prospectus.

Our Business Manager, an indirect wholly-owned subsidiary of IREIC, has the authority, subject to the direction and approval of our board of directors, to make all of our investment decisions. We believe that our Business Manager’s affiliation with Inland, which has more than forty-five years of experience in acquiring and managing real estate assets, will benefit us as we pursue and execute our investment objectives and strategy.

We believe our relationship with Inland provides us with various benefits, including:

•      Sponsor Experience – Inland has more than forty-five years of experience in acquiring and managing real estate assets. Inland has sponsored 727 programs, including 507 private and public limited partnerships, 212 Section 1031 exchange programs and eight non-listed REITs, as of September 30, 2017.

•	Experienced Acquisition Team – IREA and other affiliates of IREIC assist us in identifying potential acquisition opportunities, negotiating contracts related thereto and acquiring real estate assets on our behalf. Since January 2007, the individuals performing services for these entities have closed approximately 1,800 transactions involving real estate with an aggregate purchase price of approximately $24.4 billion.
•	Experienced Management Team – Inland’s management team has substantial experience in all aspects of acquiring, owning, managing, operating and financing real estate, including multi-family properties. As of September 30, 2017, Inland entities cumulatively owned properties located in 44 states and managed assets with a value of approximately $9.4 billion.
•	Experienced Multi-family Acquirer and Manager – Since 1968, Inland has acquired and managed over 75,000 multi-family units for an aggregate purchase price of approximately $4.7 billion throughout the United States as of September 30, 2017. In 2015 and 2016 alone, Inland acquired multi-family properties for an aggregate purchase price of approximately $1.21 billion. Currently, Inland owns and operates 58 multi-family properties throughout the United States. Mitchell Sabshon, our president and chief executive officer, has over 18 years of experience acquiring, financing and managing multi-family properties. Mr. Sabshon has been actively involved in financing and acquiring multi-family properties since 1991 at several firms, including Lehman Brothers, Goldman Sachs and GFI Capital.
•	Strong Multi-family Relationships – We believe that Inland’s extensive network of relationships with the real estate brokerage, development and investor communities enable us to successfully execute our strategies. These relationships augment our ability to identify acquisitions in off-market transactions outside of competitive marketing processes, capitalize on opportunities and capture repeat business and transaction activity. In addition, we believe that Inland’s strong multi-family relationships with the residential brokerage communities will aid in attracting and retaining tenants.
•	Centralized Resources – Substantially all of Inland’s skilled personnel, specializing in areas such as real estate management, leasing, marketing, accounting, human resources, cash management, risk management, tax and internal audit, are based at Inland’s corporate headquarters located in a suburb of Chicago.

See “Conflicts of Interest” for a discussion of certain risks and potential disadvantages of our relationship with Inland.

Appendix A

The following disclosure replaces the corresponding disclosure in the table captioned “Table IV – Results of Completed Programs,” which begins on page A-6 of Appendix A to the prospectus.

TABLE IV

RESULTS OF COMPLETED PROGRAMS

(000’s omitted)

This Table sets forth summary information on the results of public IREIC-sponsored prior real estate programs that have been completed since January 1, 2000 and that have similar or identical investment objectives to us. For purposes of this Table and the related narrative information, we consider a program to be completed at the earlier of the time when affiliates of IREIC are no longer serving as the business manager, the program lists its shares of common stock for trading on a national exchange, sells all or substantially all of its assets or merges with a third party and is not the surviving entity in that merger. All figures are through the last full quarter prior to completion of the program unless otherwise noted.

Program Name	Inland Real Estate Corporation(A)	Inland Retail Real Estate Trust, Inc. (B)	Retail Properties of America, Inc. (C)	InvenTrust Properties Corp. (D)	Inland Diversified Real Estate Trust, Inc. (E)
Date program completed	07/00	12/04	11/07	03/14	07/14
Duration of program (months)	69	70	50	103	58
Dollar amount raised (F)	$532,196	$2,131,268	$4,219,693	$7,872,412	$1,099,311
Annualized Return on Investment (G)	13.16%	10.41%	9.79%	3.12%	10.98%
Median Annual Leverage	31.95%	49.75%	48.74%	42.37%	47.95%
Aggregate compensation paid or reimbursed to the sponsor or its affiliates	$78,410	$286,281	$636,317	$1,373,955	$165,722

(A)

On July 1, 2000, IRC internalized the functions performed by the business manager and property manager. Assuming an investment on the first day of IRC’s initial public offering, the annualized return on investment was 13.16% on the date of the program’s completion, based upon the stock’s internalization value of $11.00. Internalization value, as used in these notes, means the value of the shares of the program as determined in connection with the self-management transaction which was a transaction among the program, its advisor and property management and not a liquidity event available to all stockholders.

On June 9, 2004, IRC listed its shares on the New York Stock Exchange (“NYSE”). Assuming an investment on the first day of IRC’s initial public offering, the annualized return on investment on the date the stock was listed on the NYSE was 13.51%, based upon the stock’s closing price of $11.95. The annualized return on investment through liquidity is calculated in these notes as (a) (i) the total amounts distributed to an investor who invested on the first day of the program’s primary offering, plus (ii) the value of the stock at the date of liquidity, minus (b) the offering price paid by such investor, divided by (c) the offering price paid by such investor, divided by (d) the number of years from the first day of the program’s primary offering to the date of liquidity. The calculation excludes any underwriting fees and commissions disclosed to investors. The approximate total distributions paid by IRC through June 9, 2004 ($365 million), plus the aggregate value of all IRC shares outstanding as of June 9, 2004, based upon the stock’s closing price of $11.95, was equal to $1.0 billion.

(B)

On December 29, 2004, IRRETI internalized the functions performed by the business manager and property managers. Assuming an investment on the first day of IRRETI’s initial public offering, the annualized return on investment was 10.41% on the date of the program’s completion, based upon the stock’s internalization value of $10.00.

On February 27, 2007, IRRETI and DDR merged and IRRETI stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR. Assuming an investment on the first day of IRRETI’s initial public offering, the annualized return on investment on the date the merger with DDR closed was 15.34%. The approximate total distributions paid by IRRETI through February 27, 2007 ($872 million), plus the aggregate consideration received by all IRRETI stockholders as of February 27, 2007, was equal to $4.5 billion.

(C)

On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. Assuming an investment on the first day of RPAI’s initial public offering, the annualized return on investment was 9.79% on the date of the program’s completion, based upon the stock’s internalization value of $10.00.

On April 5, 2012, RPAI listed a portion of its outstanding shares of Class A common stock on the NYSE. The remaining outstanding shares of Class A common stock were listed on October 5, 2012, April 5, 2013 and October 7, 2013. Assuming an investment on the first day of RPAI’s initial public offering, the annualized return on investment on the date the stock was fully listed on the NYSE was 1.03%, based upon the stock’s closing price of $13.75 (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $5.50 per share). The approximate total distributions paid by RPAI through October 7, 2013 ($1.7 billion), plus the aggregate value of all RPAI shares outstanding as of October 7, 2013, based upon the stock’s closing price of $13.75 (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $5.50 per share), was equal to $5.0 billion.

(D)

On March 12, 2014, InvenTrust agreed with its business manager to terminate its business management agreement, hired all of its business manager’s employees, and acquired the assets necessary to conduct the functions previously performed by its business manager. Assuming an investment on the first day of InvenTrust’s initial public offering, the annualized return on investment was 3.12% on the date of the program’s completion, based upon the stock’s estimated value of $6.94.

InvenTrust stock has not been listed on any national trading exchange, and the company has not had a full liquidity event, as of the date of this prospectus. As a result, the annualized return on investment as of the date of a liquidity event is not determinable at this time. On February 3, 2015, InvenTrust distributed 95% of the outstanding shares of common stock of Xenia Hotels and Resorts, Inc. (“Xenia”), previously a wholly-owned subsidiary of InvenTrust, formerly known as Inland American Lodging Group, Inc., by way of a taxable pro rata special distribution to InvenTrust stockholders of record on January 20, 2015, the record date of the distribution. As a result of the special distribution, each InvenTrust stockholder received one share of Xenia common stock for every eight shares of InvenTrust common stock held by such stockholder. On February 4, 2015, Xenia completed its spin-off into a new, publicly-traded lodging REIT. As a result of the spin-off, Xenia became a self-managed REIT and listed its shares of common stock on the NYSE under the symbol “XHR.” On November 24, 2017, the closing price of Xenia’s common stock on the NYSE was $21.90 per share or $2.74 for each share of InvenTrust common stock owned by the stockholder.

On April 28, 2016, InvenTrust completed the spin-off of Highlands REIT, Inc. (“Highlands”), previously a wholly-owned subsidiary of InvenTrust, and distributed 100% of the outstanding shares of common stock of Highlands by way of a taxable pro rata distribution to InvenTrust stockholders of record on April 25, 2016, the record date of the distribution. As a result of the distribution, each InvenTrust stockholder received one share of Highlands common stock for every share of InvenTrust common stock held by such stockholder. As a result of the spin-off, Highlands became a self-managed REIT. On April 28, 2016, Highlands announced that its board of directors determined an estimated share value of $0.36 per share as of April 28, 2016. On January 4, 2017, Highlands announced that its board of directors determined a new estimated share value of $0.35 per share as of December 31, 2016.

InvenTrust’s approximate total cash distributions through September 30, 2017, plus distributions of Xenia common stock and Highlands common stock pursuant to the spin-offs described above, was equal to $5.4 billion (the “InvenTrust Approximate Total Distributions”). The InvenTrust Approximate Total Distributions, plus the aggregate value of all InvenTrust shares outstanding as of June 30, 2017, based upon the estimated value of $3.29 per InvenTrust share as of May 1, 2017, was equal to $8.0 billion.

(E)	On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite. As a result of the merger, each share of Inland Diversified’s common stock was converted into the right to receive 1.707 newly issued shares of Kite common stock. Based on a closing price of $6.40 per share of Kite’s common stock on July 2, 2014, the Inland Diversified shares of common stock were valued at approximately $10.92 per share. The approximate total distributions paid by Inland Diversified through July 1, 2014 ($193 million), plus the aggregate value of the Kite shares received by all Inland Diversified stockholders as of July 2, 2014, based upon a closing price of $6.40 per share of Kite’s common stock, was equal to $1.5 billion.

(F)	The dollar amount raised excludes cash proceeds from the sale of shares pursuant to the program’s distribution reinvestment plan.

(G)	Calculated as (a) (i) the total amounts distributed to an investor who invested on the first day of the program’s primary offering plus (ii) the value of the stock at the date of the program’s completion, minus (b) the offering price paid by such investor, divided by (c) the offering price paid by such investor, divided by (d) the number of years from the first day of the program’s primary offerings to the date of the program’s completion. The calculation excludes any underwriting fees and commissions disclosed to investors.